KROSSBOW HOLDING CORP.

From:
Jason Kropp
Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9

AMMENDMENT #4

Re: Form S-1/A filed May 13, 2010 File No, 333-166786
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To Whom It May Concern:

On behalf of Krossbow Holding Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated September 21, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Summary, Page 3

     1) The Company has revised the disclosure to address inconsistencies between budgeted costs in the summary, business description and plan of operations sections.

Completion of Financing, Page 3

     2) The Company has revised the disclosure to clarify that we intend to file an additional registration statement registering newly issued shares of common stock. Regarding "when [we] intend to conduct such an offering is disclosed already.

          "We expect to complete an additional public offering and file an additional registration statement registering the newly issued shares within 180 days after the effectiveness of our registration statement by the Securities and Exchange Commissions. We intend to concentrate all our efforts on raising capital during this period. We do not plan to begin business operations until we complete our public offering."

     3) The Company has revised the disclosure to address the fact that no proceeds will be realized by the present registration statement and a secondary offering will be made more difficult due to the fact that a secondary market will be available for the Company's shares.

     4) The Company has revised the disclosure to address the starting point for the timeline of each of the steps throughout the document.

Selling Shareholders, Page 11

     5) The company has revised the disclosure to include shares beneficially owned by Patricia Kropp and Jason Kropp on pages 12 and 28.

Description of Business, Page 17

Revenue Generation, Page 19

     6) Please call SEC and ask if they would like revenue projections removed from Registration Statement.
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Results of Operations for the three months ending June 30, 2010 Page 26

     7) The Company has revised the disclosure to correct the misleading statement regarding the April 1, 2010 inception.

Other

     8) The Company's financial statements are currently up to date and comply with Rule 8-08 of Regulation S-X.

     9)   The Company has included updated consent as Exhibit 23.1


Krossbow Holding Corp.


/s/ Jason Kropp
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Jason Kropp, CEO